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                      SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549

                               ----------------

                             AMENDMENT NO. 3
                                      to
                                  SCHEDULE TO
                                (Rule 14d-100)

          TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) OR 13(e) (1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                   Courtyard by Marriott Limited Partnership
                           (Name of Subject Company)

                            CBM I Holdings LLC

                          CBM Joint Venture LLC

                       Marriott International, Inc.

                           MI CBM Investor LLC

                     Rockledge Hotel Properties, Inc.

                        Host Marriott Corporation

                           Host Marriott, L.P.

                  (Names of Offerors and Other Persons)

                  Units of limited partnership interests

                      (Title of Class of Securities)

                                     None
                     (CUSIP Number of Class of Securities)

          W. Edward Walter                           Ward R. Cooper
  Rockledge Hotel Properties, Inc.            Marriott International, Inc.
         10400 Fernwood Road                         Dept. 52/923.23
      Bethesda, Maryland 20817                     10400 Fernwood Road
                                                Bethesda, Maryland 20817
         (301) 380-9000                              (301) 380-3000
                (Name, Address and Telephone Numbers of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                               ----------------

                                  Copies to:

       J. Warren Gorrell, Jr.                     David G. Pommerening
         Bruce W. Gilchrist                       O'Melveny & Myers LLP
         Hogan & Hartson LLP                 Columbia Square, 555 Thirteenth
   Columbia Square, 555 Thirteenth                    Street, N.W.
            Street, N.W.                       Washington, D.C. 20004-1109
     Washington, D.C. 20004-1109                     (202) 383-5300
           (202) 637-5600

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

  [X] third-party tender offer subject to Rule 14d-1.

  [_] issuer tender offer subject to Rule 13e-4.

  [X] going-private transaction subject to Rule 13e-3.

  [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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                                 TENDER OFFER

  This Tender Offer Statement on Schedule TO (the "Schedule TO") relates to an offer by CBM I Holdings LLC, a Delaware limited liability company (the "Purchaser") and an indirect, wholly owned subsidiary of CBM Joint Venture LLC (the "Joint Venture"), a Delaware limited liability company that is a joint venture between MI CBM Investor LLC ("MI Investor"), a Delaware limited liability company and a wholly owned indirect subsidiary of Marriott International, Inc., a Delaware corporation ("Marriott International"), and Rockledge Hotel Properties, Inc., a Delaware corporation ("Rockledge"), to purchase (the "Purchase Offer") all outstanding units of limited partnership interest in Courtyard by Marriott Limited Partnership, a Delaware limited partnership (the "Partnership") other than units owned by the general partner, at $134,130 per unit (or a pro rata portion thereof) in cash, upon the terms and subject to the conditions set forth in the Purchase Offer and Consent
Solicitation dated August   , 2000 and the related Proof of Claim, Assignment
and Release, copies of which are attached hereto as Exhibits (a) (1) and (a)
(2), respectively (which, as amended or supplemented from time to time, are collectively herein referred to as the "Purchase Offer and Consent Solicitation"). The Purchase Offer and the consent solicitation (as described below) are being made pursuant to the terms of a settlement agreement relating to a class action lawsuit brought against the general partner of the Partnership and various other entities. In the Merger (as defined below), (1) each outstanding unit that has not been tendered in the Purchase Offer (other than units held by the general partner, the Purchaser and holders who elect to opt out of the Settlement) will be converted into the right to receive $134,130 per unit (or pro rata amount thereof) in cash, and (2) each outstanding unit (or partial unit) held by a holder who elects to opt out of the Settlement (as defined in the Purchase Offer and Consent Solicitation), will be converted into the right to receive a cash amount equal to the appraised value of such unit (or a pro rata portion thereof), not including any amount representing the value of the claims asserted in the class action litigation and reduced by any amount owed by the holder on the original purchase price of such unit. If the court approves legal fees and expenses of approximately $18,000 per unit to counsel to the class action plaintiffs in the Haas Litigation (as defined in the Purchase Offer and Consent Solicitation), the net amount that each holder that is a class member will receive is approximately $116,000 per unit (or a pro rata portion thereof) (the "Net Settlement Amount"). The Net Settlement Amount to be received by any holder in the Purchase Offer or the Merger will be reduced by any amount owed by the holder on the original purchase price of such unit.

  The Purchase Offer and Consent Solicitation also relates to the solicitation by the general partner of the Partnership of consents to a merger of a subsidiary of the Purchaser with and into the Partnership (the "Merger") and to certain amendments to the Partnership's Partnership Agreement.

  The information in the Purchase Offer and Consent Solicitation including all schedules and annexes thereto, is hereby expressly incorporated by reference as set forth below.

ITEM 1. SUMMARY TERM SHEET.

  The information set forth in the section of the Purchase Offer and Consent Solicitation captioned "Summary Term Sheet" is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

  (a) The information set forth in the section of the Purchase Offer and Consent Solicitation captioned "Special Factors--Certain Information Concerning the Partnership" is incorporated herein by reference.

  (b) The information set forth in the sections of the Purchase Offer and Consent Solicitation captioned "Summary Term Sheet" and "The Written Consents--Record Date and Outstanding Units" is incorporated herein by reference.

  (c) The information set forth in the section of the Purchase Offer and Consent Solicitation captioned "The Purchase Offer--Market for the Partnership's Limited Partnership Units and Related Security Holder Matters" is incorporated herein by reference.

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ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

  (a) The information set forth in the section of the Purchase Offer and Consent Solicitation captioned "Special Factors--Certain Information Concerning the Purchaser, the Joint Venture, Marriott International, MI Investor and Rockledge" and Schedule I to the Purchase Offer and Consent Solicitation captioned "Directors and Executive Officers of Marriott International, Inc., MI CBM Investor LLC, Rockledge Hotel Properties, Inc., CBM Joint Venture LLC and CBM I Holdings LLC" is incorporated herein by reference.

  (b) The information set forth in the section of the Purchase Offer and Consent Solicitation and Consent Solicitation captioned "Special Factors-- Certain Information Concerning the Purchaser, the Joint Venture, Marriott International, MI Investor, Rockledge, Host Marriott and Host LP" and Schedule I to the Purchase Offer and Consent Solicitation captioned "Directors and Executive Officers of Marriott International, Inc., MI CBM Investor LLC, Rockledge Hotel Properties, Inc., Host Marriott Corporation, Host Marriott, L.P., CBM Joint Venture LLC and CBM I Holdings LLC" is incorporated herein by reference.

  (c) The information set forth in the section of the Purchase Offer and Consent Solicitation captioned "Special Factors--Certain Information Concerning the Purchaser, the Joint Venture, Marriott International, MI Investor, Rockledge, Host Marriott and Host LP" and Schedule I to the Purchase Offer and Consent Solicitation captioned "Directors and Executive Officers of Marriott International, Inc., MI CBM Investor LLC, Rockledge Hotel Properties, Inc., Host Marriott Corporation, Host Marriott, L.P., CBM Joint Venture LLC and CBM I Holdings LLC" is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

  (a) The information set forth in the sections of the Purchase Offer and Consent Solicitation captioned "Summary Term Sheet," "Special Factors--Purpose and Structure of the Purchase Offer, Merger and Amendments," "Special Factors--The Merger," "Special Factors--The Amendments," "Special Factors-- Federal Income Tax Considerations," "Special Factors--Plans for the Partnership; Certain Effects of the Purchase Offer," "The Purchase Offer-- Terms of the Purchase Offer," "The Purchase Offer--Settlement Fund; Acceptance for Payment; Payment for Units," "The Purchase Offer--Procedures for Accepting the Purchase Offer and Tendering Units," "The Purchase Offer--Withdrawal Rights," "The Written Consents--Effective Time of the Merger," "The Written Consents--Effective Time of Amendments" is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

  (a) The information set forth in the section of the Purchase Offer and Consent Solicitation captioned "Special Factors--Certain Transactions with the Partnership," "Special Factors--Certain Information Concerning the Purchaser, the Joint Venture, Marriott International, MI Investor, Rockledge, Host Marriott and Host LP" and Schedule I to the Purchase Offer and Consent Solicitation captioned "Directors and Executive Officers of Marriott International, Inc., MI CBM Investor LLC, Rockledge Hotel Properties, Inc., Host Marriott Corporation, Host Marriott, L.P., CBM Joint Venture LLC and CBM I Holdings LLC" is incorporated herein by reference.

  (b) The information set forth in the sections of the Purchase Offer and Consent Solicitation captioned "Special Factors--Background of the Settlement" and "Special Factors--Plans for the Partnership; Certain Effects of the Purchase Offer" is incorporated herein by reference.

ITEM 6. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

  (a) and (c) (1)--(7) The information set forth in the sections of the Purchase Offer and Consent Solicitation captioned "Special Factors--Background of the Settlement," "Special Factors--The Merger," "Special Factors--Plans for the Partnership; Certain Effects of the Purchase Offer" and "The Written Consents--Rights of Appraisal" is incorporated herein by reference.

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ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a), (b) and (d) The information set forth in the section of the Purchase Offer and Consent Solicitation captioned "Special Factors--Source and Amount of Funds" is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (a) and (b) The information set forth in the section of the Purchase Offer and Consent Solicitation captioned "Special Factors--Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

  (a) The information set forth in the section of the Purchase Offer and Consent Solicitation captioned "Other Matters--Fees and Expenses" is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

  (a) The financial statements of the Purchaser, the Joint Venture, Marriott International, MI Investor, Rockledge, Host Marriott and Host LP are not material to the Purchase Offer.

  (b) The pro forma financial statements of the Purchaser, the Joint Venture, Marriott International, MI Investor, Rockledge, Host Marriott and Host LP are not material to the Purchase Offer.

ITEM 11. ADDITIONAL INFORMATION.

  (a) (1) The information set forth in the section of the Purchase Offer and Consent Solicitation captioned "Special Factors--Background of the Settlement" and "Special Factors--The Settlement Agreement" is incorporated herein by reference.

  (a) (2)-(3) The information set forth in the section of the Purchase Offer and Consent Solicitation captioned "Special Factors--Regulatory Matters" is incorporated herein by reference.

  (a) (4) None

  (a) (5) The information set forth in the section of the Purchase Offer and Consent Solicitation captioned "Special Factors--Background of the Settlement" and "Special Factors--The Settlement Agreement" is incorporated herein by reference.

  (b) The information set forth in the Purchase Offer and Consent Solicitation and the Proof of Claim, Assignment and Release is incorporated herein by reference.

ITEM 12. MATERIALS TO BE FILED AS EXHIBITS, INCLUDING MATERIALS TO BE FILED PURSUANT TO SCHEDULE 13E-3.

  (a) (1) Purchase Offer and Consent Solicitation dated August   , 2000.
  (a) (2) Proof of Claim, Assignment and Release.*
  (a) (3) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
  (a) (4) Letter to Clients for Use by Brokers, Dealers, Commercial Banks,
   Trust Companies and Other     Nominees.*
  (a) (5) Guidelines Regarding Taxpayer Identification Number.*

  (a) (6) Form of Summary advertisement.*
  (b)  Not applicable.

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  (c) Not applicable.
  (d) (1) Form of Agreement and Plan of Merger by and among the Joint Venture, Merger Sub and the Partnership.*
  (d) (2) Settlement Agreement dated as of March 9, 2000 among the Milkes Plaintiffs (as defined therein), the Haas Plaintiffs (as defined therein), the Palm and Equity Intervenors (as defined therein) and the Defendants (as defined therein), each by and through their respective counsel of record.*
  (f) Section 1.5 of the Form of Agreement and Plan of Merger by and among the Joint Venture, Merger Sub and the Partnership, filed as Exhibit (d)(2) to this Purchase Offer and Consent Solicitation, is incorporated herein by reference.*
  (g) Not applicable.
  (h) Not applicable.
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  *  Previously filed.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Item 2. Subject Company Information.

  (d) The information set forth in the sections of the Purchase Offer and Consent Solicitation captioned "Special Factors--Selected Historical Consolidated Financial Data" and "The Purchase Offer--Market for the Partnership's Limited Partnership Units and Related Security Holder Matters" is incorporated herein by reference.

  (e) Not applicable.

  (f) Not applicable.

Item 4. Terms of the Transaction.

  (c) The information set forth in the sections of the Purchase Offer and Consent Solicitation captioned "Summary Term Sheet," "Risk Factors," "Special Factors--The Settlement Agreement," "Special Factors--Procedures for Opting Out of the Settlement," and "Special Factors--The Merger--Rights of Unitholders Who Have Elected to Opt Out of the Settlement" is incorporated herein by reference.

  (d) The information set forth in the sections of the Purchase Offer and Consent Solicitation captioned "Summary Term Sheet," "Risk Factors," "Special Factors--Procedures for Opting Out of the Settlement," "Special Factors--The Merger--Rights of Unitholders Who Have Elected to Opt Out of the Settlement" and "The Written Consents--Rights of Appraisal" is incorporated herein by reference.

  (e) The information set forth in the section of the Purchase Offer and Consent Solicitation captioned "The Purchase Offer--Terms of the Purchase Offer--Provisions for Unaffiliated Unitholders" is incorporated herein by reference.

  (f) Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

  (c) The information set forth in the section of the Purchase Offer and Consent Solicitation captioned "Special Factors--Background of the Settlement" is incorporated herein by reference.

  (e) The information set forth in the sections of the Purchase Offer and Consent Solicitation captioned "Summary Term Sheet," "Special Factors-- Background of the Settlement," "Special Factors--Plans for the Partnership; Certain Effects of the Purchase Offer" and "Special Factors--Certain Information Concerning the Partnership" is incorporated herein by reference.

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Item 6. Purpose of the Transaction and Plans or Proposals.

  (b) The information set forth in the sections of the Purchase Offer and Consent Solicitation captioned "Special Factors--The Settlement Agreement," "Special Factors--Purpose and Structure of the Purchase Offer; Merger and Amendments" and "Special Factors--The Merger" is incorporated herein by reference.

  (c)(8) The information set forth in the sections of the Purchase Offer and Consent Solicitation captioned "Summary Term Sheet" and "Special Factors-- Plans for the Partnership; Certain Effects of the Purchase Offer" is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

  (a), (b) and (c) The information set forth in the sections of the Purchase Offer and Consent Solicitation captioned "Special Factors--Background of the Settlement" and "Special Factors--Purpose and Structure of the Purchase Offer, the Merger and the Amendments" is incorporated herein by reference.

  (d) The information set forth in the sections of the Purchase Offer and Consent Solicitation captioned "Special Factors--Plans for the Partnership; Certain Effects of the Purchase Offer," "Special Factors--The Merger--Effects of Merger" and "Special Factors--Federal Income Tax Considerations" is incorporated herein by reference.

Item 8. Fairness of the Transaction.

  (a) through (f) The information set forth in the sections of the Purchase Offer and Consent Solicitation captioned "Special Factors--Background of the Settlement," "Special Factors--Position of Marriott International, MI Investor and Rockledge Regarding Fairness" and "The Written Consents--Majority Vote Required; Voting Rights" is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals And Negotiations.

  Not applicable.

Item 10. Source and Amount of Funds or Other Consideration.

  (c) The information set forth in the section of the Purchase Offer and Consent Solicitation captioned "The Purchase Offer--Transfer Fees and Taxes" and "Other Matters--Fees and Expenses" is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

  (d) The information set forth in the section of the Purchase Offer and Consent Solicitation captioned "Special Factors--Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

  (e) Except for the position of Marriott International, MI Investor and Rockledge as set forth in the section of the Purchase Offer and Consent Solicitation captioned "Special Factors--Position of Marriott International, MI Investor and Rockledge Regarding Fairness" and subject to the qualifications set forth in the Purchase Offer, the filing persons are not aware of any affiliate of the Partnership who has made a recommendation either in support of or against the Purchase Offer.

Item 13. Financial Statements.

  (a) (1)-(4) The information set forth in the sections of the Purchase Offer and Consent Solicitation captioned "Special Factors--Certain Information Concerning the Partnership" and "Where You Can Find More Information" is incorporated herein by reference.

  (b) Not applicable.

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Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

  (b) None.

Item 15. Additional Information.

  Not applicable.

                                       7
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                                  SIGNATURES

  After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 1, 2000

                                     CBM I HOLDINGS LLC
                                     By: CBM Joint Venture LLC

                                          By: CBM Mezzanine Borrower LLC

                                          By: Rockledge Hotel Properties, Inc.

                                            /s/ C.G. Townsend
                                          By:__________________________________
                                            Name: C.G. Townsend
                                            Title: Vice President

                                          By: MI CBM Investor LLC

                                            /s/ Carolyn B. Handlon
                                          By:__________________________________
                                            Name: Carolyn B. Handlon
                                            Title: Manager and Treasurer

                                     CBM JOINT VENTURE LLC
                                     By: Rockledge Hotel Properties, Inc.

                                            /s/ C.G. Townsend
                                          By:__________________________________
                                            Name: C.G. Townsend
                                            Title: Vice President

                                     By: MI CBM Investor LLC

                                            /s/ Carolyn B. Handlon
                                          By:__________________________________
                                            Name: Carolyn B. Handlon
                                            Title: Manager and Treasurer

                                     MARRIOTT INTERNATIONAL, INC.

                                        /s/ Carolyn B. Handlon
                                     By:_______________________________________
                                            Name: Carolyn B. Handlon
                                            Title: Vice President and
                                            Treasurer

                                       8
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                                     MI CBM INVESTOR LLC

                                            /s/ Carolyn B. Handlon

                                          By:_____________________________

                                            Name: Carolyn B. Handlon

                                            Title: Manager and Treasurer

                                     ROCKLEDGE HOTEL PROPERTIES, INC.

                                            /s/ C.G. Townsend

                                          By:_____________________________

                                            Name: C.G. Townsend

                                            Title: Vice President

                                     HOST MARRIOTT CORPORATION

                                             /s/ C. G. Townsend

                                          By:_____________________________

                                            Name: C. G. Townsend

                                            Title: Senior Vice President

                                     HOST MARRIOTT, L.P.

                                     By: Host Marriott Corporation

                                             /s/ C. G. Townsend

                                          By:_____________________________

                                            Name: Christopher G. Townsend

                                            Title: Senior Vice President

                                     COURTYARD BY MARRIOTT LIMITED PARTNERSHIP

                                     By: CBM One LLC

                                             /s/ C. G. Townsend

                                          By:_____________________________

                                            Name: C. G. Townsend

                                            Title: Executive Vice President


                                       9
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                                 EXHIBIT INDEX

(a) (1) Purchase Offer and Consent Solicitation dated August   , 2000.

(a) (2) Proof of Claim, Assignment and Release.*

(a) (3) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a) (4) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a) (5) Guidelines Regarding Taxpayer Identification Number.*

(a) (6) Form of Summary advertisement.*

(d) (1) Form of Agreement and Plan of Merger by and among the Joint Venture, Merger Sub and the Partnership.*

(d) (2) Settlement Agreement dated as of March 9, 2000 among the Milkes Plaintiffs (as defined therein), the Haas Plaintiffs (as defined therein), the Palm and Equity Intervenors (as defined therein) and the Defendants (as defined therein), each by and through their respective counsel of record.*

(f) Section 1.5 of the Form of Agreement and Plan of Merger by and among the Joint Venture, Merger Sub and the Partnership (incorporated by reference to Exhibit (d)(2) hereto).*
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*Previously filed.

                                      10